UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)

Walter Investment Management Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

93317W102
(CUSIP Number)

VADIM PERELMAN
BAKER STREET CAPITAL MANAGEMENT, LLC
12400 Wilshire Blvd, Suite 940
Los Angeles, CA 90025
(310) 246-0345

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7.081,184
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7.081,184
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7.081,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BASKERVILLE SPV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,351,626
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,351,626
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,432,810
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,432,810
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,432,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,432,810
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,432,810
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,432,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,432,810
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,432,810
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,432,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 93317W102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). The Reporting Persons (as defined below) remain passive investors in the Issuer (as defined below) and are filing the Schedule 13D as a result of acquiring over 20% of the outstanding Shares (as defined below) of the Issuer.

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Walter Investment Management Corp., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3000 Bayport Drive, Suite 1100, Tampa, Florida 33607.

Item 2.	Identity and Background.

(a)           This statement is jointly filed by Baker Street Capital L.P., a Delaware limited partnership (“BSC LP”), Baskerville SPV, L.P., a limited partnership organized under the laws of the Cayman Islands (“Baskerville SPV”), Baker Street Capital GP, LLC, a Delaware limited liability company (“Baker Street Capital GP”), Baker Street Capital Management, LLC, a California limited liability company (“Baker Street Capital Management”), and Vadim Perelman. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Baker Street Capital GP is the general partner of each of BSC LP and Baskerville SPV. Baker Street Capital Management is the investment manager of each of BSC LP and Baskerville SPV.  Mr. Perelman is the managing member of each of Baker Street Capital Management and Baker Street Capital GP.  By virtue of these relationships, each of Baker Street Capital Management, Baker Street Capital GP and Mr. Perelman may be deemed to beneficially own the Shares owned directly by BSC LP and Baskerville SPV.

(b)           The principal business address of each of the Reporting Persons, other than Baskerville SPV, is 12400 Wilshire Blvd., Suite 940, Los Angeles, California 90025. The principal business address of Baskerville SPV is c/o Stuarts Corporate Services Ltd., P.O. Box 2510, Grand Cayman KY1-1104, Cayman Islands.

(c)           The principal business of each of BSC LP and Baskerville SPV is investing in securities.  The principal business of Baker Street Capital GP is serving as the general partner of each of BSC LP and Baskerville SPV. The principal business of Baker Street Capital Management is serving as the investment manager of each of BSC LP and Baskerville SPV. The principal occupation of Mr. Perelman is acting as the managing member of each of Baker Street Capital GP and Baker Street Capital Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Perelman is a citizen of the United States of America.

CUSIP NO. 93317W102

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of BSC LP and Baskerville SPV were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 7.081,184 Shares owned by BSC LP is approximately $156,919,362, including brokerage commissions. The aggregate purchase price of the 1,351,626 Shares owned by Baskerville SPV is approximately $34,933,480, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons remain passive investors in the Issuer and are filing the Schedule 13D as a result of acquiring over 20% of the outstanding Shares of the Issuer. The Reporting Persons have not acquired the Shares with a purpose or effect of changing or influencing control of the Issuer and no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may acquire or dispose of Shares in the future.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 37,732,229 Shares outstanding as of April 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2015.

As of the close of business on the date hereof, BSC LP beneficially owned 7.081,184 Shares, constituting approximately 18.8% of the Shares outstanding.

As of the close of business on the date hereof, Baskerville SPV beneficially owned 1,351,626 Shares, constituting approximately 3.6% of the Shares outstanding.

Baker Street Capital GP, as the general partner of each of BSC LP and Baskerville SPV, may be deemed to beneficially own the 8,432,810 Shares owned in the aggregate by BSC LP and Baskerville SPV, constituting approximately 22.3% of the Shares outstanding. Baker Street Capital Management, as the investment manager of each of BSC LP and Baskerville SPV, may be deemed to beneficially own the 8,432,810 Shares owned in the aggregate by BSC LP and Baskerville SPV, constituting approximately 22.3% of the Shares outstanding. Mr. Perelman, as the managing member of each of Baker Street Capital GP and Baker Street Capital Management, may be deemed to beneficially own the 8,432,810 Shares owned in the aggregate by BSC LP and Baskerville SPV, constituting approximately 22.3% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with BSC LP, each of Baker Street Capital GP, Baker Street Capital Management and Mr. Perelman may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly owned by BSC LP.

CUSIP NO. 93317W102

By virtue of their respective positions with Baskerville SPV, each of Baker Street Capital GP, Baker Street Capital Management and Mr. Perelman may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares directly owned by Baskerville SPV.

(c)           Schedule A annexed hereto lists all transaction in the securities of the Issuer during the past sixty days by the Reporting Persons.  All such transactions were effected in the open market except as otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 22, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Baker Street Capital L.P., Baskerville SPV, L.P., Baker Street Capital GP, LLC, Baker Street Capital Management, LLC and Vadim Perelman, dated June 22, 2015.

CUSIP NO. 93317W102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2015	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital GP, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BASKERVILLE SPV, L.P.

By:	Baker Street Capital GP, LLC General Partner

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL GP, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

BAKER STREET CAPITAL L.P.

Purchase of Common Stock	131,000	17.0832	06/01/2015
Purchase of Common Stock	36,800	17.8491	06/02/2015
Purchase of Common Stock	179,874	19.2221	06/03/2015
Purchase of Common Stock	183,500	19.9592	06/04/2015
Purchase of Common Stock	122,000	20.1904	06/05/2015
Purchase of Common Stock	82,976	20.1901	06/08/2015
Purchase of Common Stock	30,002	20.4627	06/09/2015
Purchase of Common Stock	57,170	21.1227	06/10/2015
Purchase of Common Stock	45,045	21.9518	06/11/2015
Purchase of Common Stock	73,444	22.9339	06/12/2015
Purchase of Common Stock	190,679	22.9108	06/15/2015
Purchase of Common Stock	225,244	23.0055	06/16/2015
Purchase of Common Stock	122,238	22.8765	06/17/2015
Purchase of Common Stock	308,640	23.0101	06/18/2015
Purchase of Common Stock	379,829	22.9536	06/19/2015
Purchase of Common Stock(1)	7,400	21.0000	06/19/2015
Purchase of Common Stock	56,989	23.5238	06/22/2015

Sale of June 2015 Put Option ($22 Strike Price)(2)	(1,321)	1.0757	06/11/2015
Purchase of June 2015 Call Option ($21 Strike Price)(3)	74	1.7831	06/12/2015
Sale of June 2015 Put Option ($23 Strike Price)(4)	(100)	0.6000	06/15/2015

(1) Represents a purchase of Shares in connection with the exercise of certain exchange-listed call options by BSC LP.

(2) Exchange-listed put option with a strike price of $22 per Share and expiration date of June 19, 2015.

(3) Exchange-listed call option with a strike price of $21 per Share and expiration date of June 19, 2015.

(4) Exchange-listed put option with a strike price of $23 per Share and expiration date of June 19, 2015.